FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 16, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 16, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                          Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

12 November 2004
       The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on 15 November 2004 that 4,089 Ordinary shares in the Company had been sold on 9 November 2004 on behalf of participants in the GlaxoSmithKline Annual Investment Plan.

                              The Trust also notified the Company on 15 November that 7,239 Ordinary Shares had been transferred to participants of the Annual Investment Plan.



The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

15 November 2004

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 500,000 of its Ordinary shares of 25 pence each ("shares") on 15November 2004 at a price of 1205.2011 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 53,228,000 of its shares in Treasury and has 5,883,297,696 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                           Director's Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Mr J D Coombe   The Administrators of the GlaxoSmithKline Annual Investment
                Plan notified the Company and Mr Coombe on 7 October 2004 that he had increased his interest by 126 Ordinary Shares at a price of (pound)12.00 per share following the re-investment of the dividend paid to shareholders on 30 September 2004.

                The Administrators have today informed the Company that the share price at which Mr Coombe's dividend was reinvested was (pound)12.07 rather than (pound)12.00 and that his interest therefore increased by 125 shares rather than 126 as previously announced.



S M Bicknell
Company Secretary

15th November 2004

                                     Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

15 November 2004            Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 1,611 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 16 November 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

16 November 2004